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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                Commission File Number 001-14953

    (Check One):  [ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X]  Form 10-Q
[ ] Form N-SAR    [ ] Form N-CSR

For Period Ended:  June 30, 2003
                   -------------------------------------------------------------

[ ] Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K


For the Transition Period Ended:
                                ------------------------------------------------

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
                                                        -----------------------



                                     PART I
                             REGISTRANT INFORMATION

Full Name of registrant             UICI
                         ------------------------------------------------------

Former name if applicable
                           ----------------------------------------------------

Address of principal executive office (street and number)

                                    9151 Grapevine Highway
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City, State and Zip Code            North Richland Hills, Texas 76180
                          -----------------------------------------------------



                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the



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         prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         On July 21, 2003, the Registrant announced the existence of certain collateral shortfalls and other covenant violations at the secured student loan financing facilities of Academic Management Services Corp. (AMS), the Registrant's wholly owned subsidiary. On July 24, 2003, the Registrant announced that it and AMS had obtained waivers with respect to such violations. In that announcement, UICI further advised that it would assess the impact of the events at AMS on the carrying value of UICI's investment in AMS. UICI subsequently engaged the services of an independent valuation advisor to assess the fair value of AMS for purposes of assessing possible goodwill impairment. The Registrant awaits final completion of that valuation in order to complete its final consolidated condensed financial statements for inclusion in its Quarterly Report on Form 10-Q. Registrant will not be able to timely file its Form 10-Q for the second quarter because it will not be able to complete its consolidated financial statements without incurring an unreasonable amount of effort and expense. The registrant expects to be able to file the Form 10-Q within five calendar days, on or before August 19, 2003.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

 [MARK D. HAUPTMAN]              (817)                 255-5200
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       (Name)                 (Area Code)         (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                      UICI
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 14, 2003               By:        /s/ Mark D. Hauptman
       ---------------                   -------------------------------------
                                                     Mark D. Hauptman
                                         Vice President,
                                         Chief Accounting Officer and
                                         Chief Financial Officer




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